SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  February, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on Developer’s Award for CEO

February 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 7, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

FNX Mining’s Terry MacGibbon Wins

PDAC Developer’s Award

TORONTO: February 3, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) is proud to announce that Terry MacGibbon, President and Chief Executive Officer of the Company, has been awarded the 2004 Viola MacMillan Developer’s Award by the Prospectors and Developers Association of Canada (“PDAC”).  The prestigious Viola MacMillan Developer’s Award is given to a person who has demonstrated leadership in management and financing for the exploration and development of mineral resources and will be presented at the PDAC’s 2004 Annual Awards Banquet, Monday, March 7, 2005.

Under Terry’s leadership, FNX Mining has evolved from a junior exploration company into a profitable nickel mining company in less than two years. Terry’s development and utilization of the “FNX Model” has allowed the Company to acquired five former Ni-Cu-Pt-Pd-Au producing Sudbury Basin properties, to conduct one of the most aggressive exploration programs in North America, to put one property back into production in just 14 months and, pending the results of its three ongoing feasibility studies on the Sudbury properties, the Company plans to put an additional deposit into production in each of the next three years.  In its first year of commercial operation, the Company paid back its mine capital investment and had significant positive cash flow and earnings. FNX Mining has grown from a company with one employee, a market capitalization of less than $10 million and a treasury of $300,000 to a company with a market capitalization of over $250 million, zero debt, a treasury of approximately $60 million and over 300 direct and indirect employees working in the Sudbury, Ontario area. In 2003, the Company was listed for trading on the American Stock Exchange and added to the TSX/S&P Composite Index.

Bob Horn, former Vice President Exploration, Inco Limited noted, “Terry ranks among the leaders of Canadian economic geologists.  He had the intelligence, drive and imagination first to win the bidding process for the Sudbury properties and then to put together a young talented team and raise over $100 million to finance exploration and to rapidly develop the first of what I believe will be several new Ontario nickel mines.  He has made a major contribution to the mining community and to the economy of the province.”

For further information, please contact: FNX Website - www.fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,